November 13, 2007

Mail Stop 6010

Leo Shi Young
Chief Executive Officer
Solar Enertech Corporation
1600 Adams Drive
Menlo Park, CA 94025

      **Re:    Solar Enertech Corporation**
               **Amendment to Form SB-2**
               **Filed November 9, 2007**
               **File No. 333-142310**

Dear Mr. Young:

      We have limited our review of your filing to those issues addressed in our comments.  Where indicated, we think you should revise your document in response to these comments and in response to the comments issued in our previous letter to you dated November 13, 2007.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Interim Consolidated Financial Statements, page F-2

Note 3.  Significant Accounting Policies, page F-10

Fair Value of Warrants, page F-11

1.      Please refer to prior comment 3 from our letter dated November 13, 2007 and prior comment 6 from our letter dated November 7, 2007.  Based upon the terms of the warrants and your responses, please respond to the following:

      (1)  Please confirm that the implied input of 5 years into the Binomial Model is the contractual term.

(2)  Please also assess the probability of a "fundamental transaction" occurring over the life of the option period.  If this probability is considered to be significant, then please provide us with a probability weighted approach using the results of the Black Scholes valuation and the Binomial model.  Tell us why such an approach would not be more appropriate, if this probability is considered to be significant.

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-6103 if you have questions regarding comments on the financial statements and related matters.  Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief


cc(via facsimile): Jody R. Samuels, Richardson & Patel LLP